1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
March 30, 2023	www.integraresources.com

 INTEGRA ANNOUNCES OXIDE DRILL RESULTS: 0.74 G/T AuEq OVER 76 M AND 0.49 G/T AuEq OVER 53 M AT FLORIDA MOUNTAIN, 0.57 G/T AuEq OVER 50 M AT DELAMAR, DEMONSTRATING CONTINUED SUCCESS OF THE STOCKPILE DRILL PROGRAM

  Drill results from Florida Mountain stockpile and backfill drill program include:
    JG-23-109: 0.62 grams per tonne ("g/t") gold ("Au") and 9.54 g/t silver ("Ag") (0.74 g/t gold equivalent ("AuEq")) over 76.20 meters ("m"), including 7.30 g/t Au and 9.13 g/t Ag (7.42 g/t AuEq) over 1.53 m
    JG-23-064: 0.37 g/t Au and 9.44 g/t Ag (0.49 g/t AuEq) over 53.34 m
    JG-23-033: 0.46 g/t Au and 13.24 g/t Ag (0.63 g/t AuEq) over 32.00 m
    TT-23-014: 0.35 g/t Au and 7.19 g/t Ag (0.45 g/t AuEq) over 59.44 m
    JG-23-052: 0.39 g/t Au and 9.03 g/t Ag (0.51 g/t AuEq) over 39.62 m
  Drill results from the DeLamar stockpile and backfill drill program include:
    NDM-22-051: 0.32 g/t Au and 19.05 g/t Ag (0.57 g/t AuEq) over 50.30 m
    NDM-22-142: 0.26 g/t Au and 26.28 g/t Ag (0.60 g/t AuEq) over 28.96 m
    WD1-22-310: 0.26 g/t Au and 15.59 g/t Ag (0.46 g/t AuEq) over 38.10 m
    WD1-22-322: 0.27 g/t Au and 12.95 g/t Ag (0.44 g/t AuEq) over 33.53 m
    WD2-23-159: 0.19 g/t Au and 18.14 g/t Ag (0.43 g/t AuEq) over 50.29 m
  This drill program was designed to test the estimated 60 million tonnes ("Mt") of mineralized material that was stockpiled and/or used as backfill by previous operators. The drilling continues to deliver strong results that support the Company's belief that this material could increase the heap leach mine life at DeLamar.
  To date, the Company has drilled 10,164 m in 262 drill holes and expects to complete the full drill program in April 2023. The drill program has tested 5 of the stockpiles/backfill at DeLamar and Florida Mountain, including North DeLamar backfill, Stockpile 1, Stockpile 2, Jacobs Gulch stockpile, and Tip Top backfill.
  Florida Mountain drill results from Jacobs Gulch stockpile are consistent with the Company's preliminary grade modeling and strongly support the exploration team's drill targeting methodology and strategy.
  Geotechnical and condemnation drilling is also currently underway at the Project to identity locations for infrastructure and provide data for advanced permitting studies.
  To view a video summary of today's news release, please click on the following link:

https://youtu.be/Kci-RlSU2WM

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce an additional set of drill results from the 11,000 m stockpile drill program underway at the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The drill results announced today are from 20 additional drill holes representing 825 m from the 11,000 m stockpile drill program. In total, the Company has drilled 10,164 m in 262 drill holes as part of stockpile drill program. With each new set of drill results, the Company's confidence that this material, a portion of which was included as a pre-stripping cost in the Company's 2022 Pre-feasibility Study ("PFS"), has the potential to increase the heap leach mine life and further enhance the robust economics presented in the PFS.

"The stockpile and backfill drill results announced today include long intervals of gold-equivalent grades that are similar to, if not better than, other in-situ targets drilled at the Project. This mineralized material was previously mined by past operators and stockpiled and/or used as backfill at DeLamar and Florida Mountain because it fell below the mill cut-off grade. The potential to transform this material into additional ounces of gold and silver should increase the heap leach mine life at DeLamar and further enhance the strong economics of the Project outlined in the 2022 PFS. The Company expects to complete a resource estimate for the stockpiles/backfill in Q2 2023 while preparing the Mine Plan of Operations for submittal to the Bureau of Land Management in the second half of this year," stated Integra President and CEO George Salamis. "The DeLamar Project, along with the addition of Millennial Precious Metals' Wildcat and Mountain View projects, as announced by the companies on February 27, 2023, has the potential to create a development-stage company with one-of-the-largest resource endowments in the Great Basin, assuming all requisite approvals are obtained and the merger is completed."

The following table highlights selected intercepts from the DeLamar backfill and stockpile drill program announced today1,2,3,4:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq	AuCN Recovery (%)
NDM-22-051	1.52	51.82	50.30	0.32	19.05	0.57	72.78
NDM-22-142	0.00	28.96	28.96	0.26	26.28	0.60	82.18
NDM-22-181	0.00	42.67	42.67	0.23	21.98	0.51	76.92
WD1-22-303	1.52	33.53	32.01	0.15	20.36	0.41	79.32
including	30.48	32.00	1.52	0.51	289.00	4.23	37.11
WD1-22-310	0.00	38.10	38.10	0.26	15.59	0.46	70.13
WD1-22-322	0.00	33.53	33.53	0.27	12.95	0.44	78.78
WD1-23-159	0.00	50.29	50.29	0.19	18.14	0.43	92.42
WD2-22-146	0.00	39.62	39.62	0.14	13.04	0.31	63.93
WD2-22-199	0.00	44.20	44.20	0.15	14.54	0.34	70.11
WD2-22-153	0.00	19.81	19.81	0.20	10.30	0.33	83.60
WD2-22-153	30.48	42.67	12.19	0.13	19.22	0.38	92.04

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(4) Au recovery based on cyanide shakes ("AuCN") run on all intervals with Au assay values >0.1 g/t.

The following table highlights selected intercepts from the Florida Mountain stockpile and backfill drill program announced today1,2,3:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
JG-23-033	0.00	32.00	32.00	0.46	13.24	0.63
JG-23-037	0.00	30.48	30.48	0.42	8.56	0.53
JG-23-052	0.00	39.62	39.62	0.39	9.03	0.51
JG-23-064	0.00	53.34	53.34	0.37	9.44	0.49
JG-23-109	0.00	76.20	76.20	0.62	9.54	0.74
including	73.15	74.68	1.53	7.30	9.13	7.42
JG-23-147	0.00	15.24	15.24	0.56	9.65	0.68
JG-23-151	0.00	21.34	21.34	0.51	7.78	0.61
TT-23-014	0.00	59.44	59.44	0.35	7.19	0.45
TT-23-022	0.00	57.91	57.91	0.28	5.93	0.36
TT-23-035	0.00	47.24	47.24	0.25	10.51	0.39

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

Cyanide shake analysis is not performed on Florida Mountain samples. Gold occurrences in Florida Mountain material can often be coarse in nature, making comparisons between cyanide shake analyses and fire assays unreliable. Once pulverized, as per any cyanide shake procedure, all Florida Mountain material show high recoveries by cyanidation, rendering cyanide shake analysis unreliable for differentiating between ores that can be heap leached and those requiring grinding to achieve high recoveries.

To view a drill collar location map for the DeLamar stockpile/backfill drill program, please click on the links below:

https://integraresources.com/site/assets/files/2572/dc_location_bf_wd_-2023-03-30sm.pdf

https://integraresources.com/site/assets/files/2572/dc_location_bf_ndm_-2023-03-30sm.pdf

To view a drill collar location map for Florida Mountain's Jacobs Gulch and Tip Top drill program, please click on the link below:

https://integraresources.com/site/assets/files/2572/dc_location_bf_fm_-2023-03-30sm.pdf

Execution of Drill Program: Methodology

The stockpile drill program is being executed at 60 m collar spacings with select 30 m infill test holes to further verify grade variability. All drilling is vertical through the entirety of the stockpiles and backfill material. This drilling is being conducted by a combination of Sonic and traditional reverse circulation ("RC") with casing advance drilling methods. Both these drilling methods maintain high sample quality and integrity throughout the drilling process. Additionally, the two drilling methods provide a basis for comparison for continuity. Sampling is being conducted at 1.5 m intervals for the whole of the drilling program with all samples sent to a third-party lab for analysis. These drilling methods also provide the opportunity for more advanced metallurgical tests in the future.

The Company anticipates completing an updated resource estimate on the Project in the first half of 2023 to incorporate results from the stockpile drill program.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now PFS. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: future operations; future exploration prospects; the completion and timing of mineral resource estimates; future growth potential; future development plans, estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar; drill results; potential mineralization at DeLamar including, but not limited to, potential to extend heap leach mine life; anticipated completion of drill programs; and closing and anticipated benefits of the Millennial Precious Metals transaction. These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the successful completion of the Millennial Precious Metals transaction (including receipt of all regulatory approvals, shareholder and third-party consents), the integration of Millennial Precious Metals and realization of benefits therefrom; the accuracy of mineral resource and mineral reserve estimations; that political and legal developments will be consistent with current expectations; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risk related to the Millennial Precious Metals transaction, including, but not limited to, the ability to obtain necessary approvals in respect of the transaction and to consummate the transaction; risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended. Readers are advised to study and consider risk factors disclosed in Integra's Form 20-F annual report for the year ended December 31, 2022 and Integra's management's discussion and analysis ("MD&A") for the year ended December 31, 2022.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.